Exhibit 10.15

SECOND AMENDMENT TO
LIMITED PARTNERSHIP AGREEMENT OF
PARKWAY PROPERTIES OFFICE FUND, L.P.

THIS SECOND AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT OF PARKWAY PROPERTIES OFFICE FUND, L.P. (the "Partnership"), a Delaware limited partnership ("Amendment") is made as of August ___, 2007 by and among, PKY FUND, LLC, a Delaware limited liability company, as the sole general partner of the Partnership ("General Partner"), Parkway Properties LP, a Delaware limited partnership ("Parkway"), and PERS Holding Company Limited, L.L.C. ("PERS Holding" and together with Parkway, the "Limited Partners"). The General Partner and the Limited Partners are hereinafter sometimes referred to collectively as the "Partners".

WHEREAS, the Partners executed that certain Limited Partnership Agreement of Parkway Properties Office Fund, L.P, dated as of June 30, 2005, as amended by that First Amendment to Limited Partnership Agreement dated as of October 27, 2006 (as amended, the "Partnership Agreement").

WHEREAS, the Partners desire to amend the Investment Guidelines on Schedule 1 of the Partnership Agreement and to redefine the term "Investment" as used in the Partnership Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

1.   The first sentence of Schedule 1 Investment Guidelines shall be revised to delete the language that reads: "and to provide a current, cash-on-cash return to the Limited Partner of at least 7%". The first sentence of Schedule I Investment Guidelines shall now read as follows:

> The General Partner's objective is to provide a total leveraged internal rate of return net to the Limited Partners of at least 11%.

2.   Article II Definitions. The definition "Investment" is hereby amended and restated in its entirety to read as follows:

> "Investment" shall mean a direct or indirect equity or debt investment by the Partnership in multi-tenant office properties containing 150,000 to 1,000,000 rentable square feet that are at least sixty percent (60%) leased and located in one of the Core Markets and of similar quality to properties generally acquired by Parkway for its own portfolio.

3.   No Other Amendments. In all other respects the Partnership Agreement shall remain in full force and effect as executed by the Partners.

4.   Facsimile/PDF Signatures. In order to expedite the execution of this Amendment, telecopied or PDF signatures may be used in place of original signatures on this Amendment. Partners intend to be bound by the signatures on the telecopied or PDF document, are aware that the other party will rely on such signatures, and hereby waive any defenses to the enforcement of the terms of this Amendment based on the form of signature.

5.   Counterparts. This Amendment may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

GENERAL PARTNER: **PKY FUND, LLC**, a Delaware limited liability company

By:_____
Name:_____
Title:_____

By**:**_____
Name:_____
Title:_____

PARKWAY: **PARKWAY PROPERTIES LP**, a Delaware limited partnership

By: Parkway Properties General Partners, Inc., a Delaware corporation, its sole general partner

By:_____
Name:_____
Title:_____

By:_____
Name:_____
Title:_____

PERS: **PERS HOLDING COMPANY LIMITED, L.L.C**., a Delaware limited liability company

By:_____
Name:_____
Title:_____